UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited
Dated:	November 14, 2007	By:	/s/ Kang Xin
			Name:	Kang Xin
			Title:	Company Secretary

EXHIBIT INDEX
Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting dated November 13, 2007.
99.2	Form of Proxy for the Extraordinary General Meeting to be held on 6 December 2007.
99.3
Circular dated November 13, 2007, entitled “Revised Cap  for a Category of Continuing Connected Transactions in Respect of 2007 and Renewal of Continuing Connected Transactions in Respect of 2008 to 2010”.

Exhibit 99.1
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong on 6 December 2007 at 2 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1.
“THAT the Revised Cap for the “Provision of exploration and support services” category of continuing connected transactions, as described in the circular of the Company dated 13 November 2007 (the “Circular”), be and is hereby approved, ratified and confirmed.”

2.
“THAT the Non-exempt Continuing Connected Transactions as described in the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

3.	“THAT the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 13 November 2007

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Notes:

1.
The register of members of the Company will be closed from 3 December 2007 to 6 December 2007 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the EGM, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company´s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen´s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 30 November 2007.

2.	A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

1

3.
To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority, must be completed and returned to the Company´s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong, not less than 48 hours before the time for holding the EGM or any adjournment thereof.

4.
A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5.
Where there are joint registered holders of any Share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

6.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 4 of the Circular of the Company dated 13 November 2007.

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

2

Exhibit 99.2
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Form of Proxy for the Extraordinary General Meeting
to be held on 6 December 2007

I/We (Note 1)
of
being the registered holder(s) of	shares (Note 2) of HK$0.02 each in the share capital of the above-
named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3) or
of
as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong on 6 December 2007 at 2 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4) .

ORDINARY RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1. To approve the Revised Cap for the “Provision of exploration and support services” category of continuing connected transactions
2. To approve the Non-exempt Continuing Connected Transactions
3. To approve the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions

Dated this	day of	2007	Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting in person if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

Exhibit 99.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

REVISED CAP FOR A CATEGORY OF
CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2007
AND
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2008 TO 2010

Independent Financial Adviser to the Independent Board Committee

SOMERLEY LIMITED

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 6 December 2007 at 2 p.m. at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong is set out on pages 64 to 65 of this circular. Whether or not you intend to attend such meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at the meeting or any adjourned meeting if they so wish.

13 November 2007

CONTENTS

Page

Definitions		1

Letter from the Board

1.	Introduction	5

2.	Revised Cap for a category of continuing connected transactions in respect of 2007	6

3.	Renewal of Continuing Connected Transactions in respect of 2008 to 2010	11

4.	General	27

5.	EGM	27

6.	Recommendation of the Board	28

7.	Recommendation of the Independent Board Committee	28

Letter from the Independent Board Committee		30

Letter from the Independent Financial Adviser		31

Appendix — General Information		58

Notice of Extraordinary General Meeting		64

- i -

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“2005 Circular”	the circular issued by the Company to its Shareholders in respect of the Existing Waiver for certain continuing connected transactions of the Company dated 12 December 2005

“2005 EGM”	the extraordinary general meeting of the Company held on 31 December 2005

“Announcement”
the announcement dated 8 November 2007 made by the Company in relation to the Revised Cap for a category of continuing connected transactions in respect of 2007 and renewal of Continuing Connected Transactions in respect of 2008 to 2010

“Articles of Association”	the articles of association of the Company

“Associate”	has the meaning ascribed thereto under the Listing Rules

“BlueChemical”	China BlueChemical Ltd. , a company incorporated in the PRC and a subsidiary of CNOOC, the H-shares of which are listed on the Stock Exchange

“Board”	the board of Directors of the Company

“Circular”	the circular issued by the Company to its Shareholders dated 13 November 2007

“CNOOC”	China National Offshore Oil Corporation , the controlling shareholder of the Company indirectly holding approximately 65.08% of all of the Shares in issue as at the Latest Practicable Date

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned indirect subsidiary of CNOOC and the controlling shareholder of the Company

“CNOOC Engineering”	Offshore Oil Engineering Co., Ltd. , a company incorporated in the PRC and a subsidiary of CNOOC, the shares of which are listed on the Shanghai Stock Exchange

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“COBGL”	CNOOC Oil Base Group Limited , a company incorporated in the PRC and a subsidiary of CNOOC

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and the New York Stock Exchange

“Comprehensive Framework Agreement(s)”
the comprehensive framework agreement(s) dated 8 November 2007 entered into between the Company and each of CNOOC, COSL, BlueChemical and CNOOC Engineering in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”
the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreements” in this Circular

“COSL”
China Oilfield Services Limited , a company incorporated in the PRC and a subsidiary of CNOOC, the H-shares and A-shares of which are listed on the Stock Exchange and the Shanghai Stock Exchange, respectively

“Director(s)”	director(s) of the Company

DEFINITIONS

“EGM”
the extraordinary general meeting of the Company proposed to be convened and held on 6 December 2007 at 2 p.m. to approve the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), or any adjournment thereof

“EGM Notice”	the notice dated 13 November 2007 convening the EGM as set out on pages 64 to 65 of this Circular

“Existing Waiver”
the approval by the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (except the category “FPSO vessel leases” which were previously exempted from Independent Shareholders’ approval requirement as detailed in the 2005 Circular) between the Group and CNOOC and/or its Associates, subject to the conditions set out in the 2005 Circular

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Board Committee”
an independent committee of the Board comprising of Mr. Edgar W. K. Cheng, Mr. Chiu Sung Hong, Mr. Evert Henkes, Mr. Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), with Mr. Chiu Sung Hong acting as the Chairman

“Independent Financial Adviser” or “Somerley”
Somerley Limited, a corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, is the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	Shareholders other than CNOOC and its Associates

“Latest Practicable Date”	9 November 2007, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“Non-exempt Continuing Connected Transactions”
the Continuing Connected Transactions other than those under the categories of “Provision of marketing, management and ancillary services ” and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreements” in this Circular

“OOGC”	Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of CNOOC

“Ordinary Resolution(s)”	the proposed ordinary resolution(s) as referred to in the EGM Notice

“PRC” or “China”	The People’s Republic of China, excluding for the purpose of this Circular, Hong Kong, Macau and Taiwan

“Proposed Cap(s)”
the proposed maximum annual aggregate value(s) for each of the Continuing Connected Transactions of the Company in respect of 2008 to 2010 as set out in the paragraph headed “Proposed Caps and Rationale” in this Circular

DEFINITIONS

“Relevant Category”
the “Provision of exploration and support services” category of continuing connected transactions between the Group and CNOOC and/or its Associates, which involves the provision of services by CNOOC and/or its Associates to the Group on exploration operations

“Revised Cap”	the proposed maximum annual cap for the Relevant Category in respect of 2007, as set out in the paragraph headed “Revised Cap and Rationale” in this Circular

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholder(s)”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Board of Directors

Executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Wu Guangqi
Yang Hua

Non-executive Directors
Luo Han
Cao Xinghe
Wu Zhenfang

Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Evert Henkes
Lawrence J. Lau
Tse Hau Yin, Aloysius
Registered office 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
13 November 2007

To the Shareholders

Dear Sir or Madam,

REVISED CAP FOR A CATEGORY OF
CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2007
AND
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2008 TO 2010

1.        INTRODUCTION

Reference is made to the Announcement in relation to the Revised Cap for a category of continuing connected transactions in respect of 2007 and the renewal of Continuing Connected Transactions in respect of 2008 to 2010. The purpose of this Circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolutions to be proposed at the EGM relating to the approval of the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

2.	REVISED CAP FOR A CATEGORY OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2007

Background

Reference is made to the 2005 Circular in relation to Continuing Connected Transactions between the Group and CNOOC and/or its Associates. These Continuing Connected Transactions include the Relevant Category (being the “Provision of exploration and support services” category) as described below.

LETTER FROM THE BOARD

CNOOC indirectly owns approximately 65.08% of the issued share capital of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its Associates and the Group constitute connected transactions of the Company for the purposes of the Listing Rules. The Independent Shareholders approved the non-exempt continuing connected transactions (which included the Relevant Category) with CNOOC and/or its Associates and the relevant annual caps at the 2005 EGM.

The value of continuing connected transactions under the Relevant Category is subject to annual caps as approved at the 2005 EGM. Independent Shareholders´ approval will be required if any of the annual caps needs to be revised pursuant to Chapter 14A of the Listing Rules.

The Directors have been monitoring the value of the Company’s Continuing Connected Transactions. With the estimated increase (particularly in the second half of 2007) in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration, and taking into account the fact that, based on historical trends, the amount of transactions for the second half of each year often accounts for more than two-thirds of the value for the full year, the Directors consider that the existing annual cap in respect of 2007 for one of the categories of Continuing Connected Transactions, namely the Relevant Category, may possibly be insufficient for the Group’s requirements for the whole year. In particular, the Directors note that the Group leased a large number of additional drilling vessels (being the major equipment required for drilling services) for provision of drilling services in the second half of 2007 as they became available, and took on the opportunity to increase its exploration efforts in offshore China, and it is expected that most of the services will be completed in the last quarter of 2007 and invoiced in December 2007. The Directors therefore propose that the existing annual cap for the Relevant Category in respect of 2007 be revised in order to cater for the Group´s demand for the year ending 31 December 2007.

The Company entered into a comprehensive framework agreement on 8 December 2005 with each of CNOOC, COSL and CNOOC Engineering for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates, details of which are set out in the 2005 Circular.

The term of each of the comprehensive framework agreements was for a period of two years from 1 January 2006. The comprehensive framework agreements and respective annual caps for each category of continuing connected transactions were approved by the Independent Shareholders at the 2005 EGM. The Continuing Connected Transactions under the comprehensive framework agreements included the Relevant Category.

The Relevant Category — Provision of exploration and support services by CNOOC and/or its Associates to the Group

As disclosed in the 2005 Circular, since the establishment of CNOOC, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant field of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company). Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•    well site survey;

•    seismic data acquisition and processing;

•    integrated exploration research services;

•    exploration well operation;

•    related technical services on exploration well;

•    tow-boat, transportation and safety services; and

•    other related technical and supporting services.

LETTER FROM THE BOARD

For the two years ended 31 December 2006, the six months ended 30 June 2007 and the nine months ended 30 September 2007, the charges for provision of the above services and payable to CNOOC and/or its Associates were approximately RMB1,290 million, RMB1,940 million, RMB848 million and RMB1,491 million, respectively.

Pricing of services provided by CNOOC and/or its Associates to the Group under the Relevant Category

The Relevant Category of continuing connected transactions referred to above relate to services provided by CNOOC and/or its Associates to the Group. In general, the services provided by CNOOC and/or its Associates to the Group are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the pricing principles relating to any future contract with CNOOC and/or its Associates will be on a similar basis.

It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its Associates and the relevant members of the Group. Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. The agreements will be consistent in all material respects with the guidelines and terms and conditions as set out above.

Revised Cap and rationale

The Board has proposed that the following Revised Cap in respect of the Relevant Category be set as the maximum annual value of such transactions for the year ending 31 December 2007:

Continuing connected transactions	Historical amount	Existing 2007 annual cap	Revised Cap in respect of 2007	Basis of determination of the Revised Cap

Provision of exploration and support services by CNOOC and/or its Associates to the Group
For the two years ended 31 December 2006, the six months ended 30 June 2007 and the nine months ended 30 September 2007, approximately RMB1,290 million, RMB1,940 million, RMB848 million and RMB1,491 million, respectively
		For the year ending 31 December 2007, RMB2,293 million	For the year ending 31 December 2007, RMB3,500 million
The Revised Cap has been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated increase in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration. In particular, the Directors note that the Group leased a large number of additional drilling vessels (being the major equipment required for drilling services) for provision of

LETTER FROM THE BOARD

drilling services in the second half of 2007 as they became available, and took on the opportunity to increase its exploration efforts in offshore China, and it is expected that most of the services will be expected to be completed in the last quarter of 2007 and invoiced in December 2007. Based on historical trends, the amount of transactions for the second half of each year often accounts for more than two-thirds of the value for the full year. In light of this factor and the basis as set out above, the Directors consider that such existing annual cap may possibly be insufficient for the Group´s requirements for the whole year. The Directors are of the view that the proposed Revised Cap provides sufficient increment for the Group to capture the Group’s needs for the year ending 31 December 2007.

Reasons for and benefits of the continuing connected transactions under the Relevant Category

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The continuing connected transactions under the Relevant Category are and will be conducted in the ordinary and usual course of business of the Company. This category of transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Board considers that: (a) it is beneficial to the Company to continue to enter into the Relevant Category of continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the continuing connected transactions under the Relevant Category have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Revised Cap for the Relevant Category is fair and reasonable.

In particular, it should be noted that the independent non-executive Directors constituting the Independent Board Committee have given their view in support of the Revised Cap after considering the advice from the Independent Financial Adviser. Please refer to the Letter from the Independent Board Committee on page 30 of this Circular and the Letter from the Independent Financial Adviser from pages 31 to 57 of this Circular for further details.

Disclosure and Independent Shareholders’ approval requirements

Under the Listing Rules, the continuing connected transactions under the Relevant Category are subject to reporting, announcement and Independent Shareholders’ approval requirements. The Company will seek Independent Shareholders’ approval at the EGM for the Revised Cap on the condition that:

1.	the annual amount of the continuing connected transactions under the Relevant Category for the year ending 31 December 2007 shall not exceed the Revised Cap;

2.	(i)
the above continuing connected transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

LETTER FROM THE BOARD

(ii)
the above continuing connected transactions will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to the continuing connected transactions under the Relevant Category.

3.           RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2008 TO 2010

Background

Reference is made to the 2005 Circular in relation to Continuing Connected Transactions between the Group and CNOOC and/or its Associates. As mentioned above, the Independent Shareholders had approved the Non-exempt Continuing Connected Transactions (except the category “FPSO vessel leases” which were previously exempted from Independent Shareholders’ approval requirement as detailed in the 2005 Circular) between the Group and CNOOC and/or its Associates and the relevant annual caps for the two years ending 31 December 2007 at the 2005 EGM. The Independent Shareholders had also approved the revised caps for the two years ending 31 December 2007 for one of the categories of continuing connected transactions “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” at the extraordinary general meeting held on 29 September 2006.

The Company expects to continue the Continuing Connected Transactions after 31 December 2007 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2008 to 31 December 2010), including disclosing further information thereof in this Circular and seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreements

The Company entered into a Comprehensive Framework Agreement on 8 November 2007 with each of CNOOC, COSL, BlueChemical and CNOOC Engineering for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of each of the Comprehensive Framework Agreements is for a period of three years from 1 January 2008, and is conditional upon Independent Shareholders’ approval. The Comprehensive Framework Agreements are substantially on the same terms as the comprehensive framework agreements entered into by the Company with each of CNOOC, COSL and CNOOC Engineering on 8 December 2005, as described in the 2005 Circular.

The Continuing Connected Transactions under the Comprehensive Framework Agreements can be categorised as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)    Provision of exploration and support services;

(b)    Provision of oil and gas development and support services;

(c)    Provision of oil and gas production and support services;

(d)    Provision of marketing, management and ancillary services; and

(e)    FPSO vessel leases.

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

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•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(b)	Long term sales of natural gas and liquefied natural gas.

Note:
The categories “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “FPSO vessel leases”, “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Long term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements. The other categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements.

Since the establishment of CNOOC, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant field of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company). Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. The Group will continue to use these services provided by Associates of CNOOC, including but not limited to COSL, BlueChemical, CNOOC Engineering and COBGL. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)           Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•    well site survey;

•    seismic data acquisition and processing;

•    integrated exploration research services;

•    exploration well operation;

•    related technical services on exploration well;

•    tow-boat, transportation and safety services; and

•    other related technical and supporting services.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the charges for the provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB1,290 million, RMB1,940 million and RMB1,491 million, respectively.

(b)           Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

•    platform survey;

•    drilling and completion well operation;

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•    related technical services on drilling and completion;

•    design, construction, installation and tuning of production facilities;

•    shipping transportation;

•    provision of materials;

•    integrated research on development techniques; and

•    other related technical and supporting services.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB6,132 million, RMB7,230 million and RMB5,265 million, respectively.

(c)           Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its Associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•    integrated research on production techniques;

•    well workover;

•    shipping transportation;

•    oil tanker transportation;

•    provision of materials;

•    maintenance of platform;

•    repair of equipment and pipeline;

•    production operations;

•    oil and gas production labour services;

•    warehousing and storage;

•    lease of equipment and building;

•    road transportation services;

•    telecommunication and network services;

•    wharf services;

•    construction services, including roads, wharf, buildings, factories and water barrier;

•    maintenance and repair of major equipment;

•    medical, childcare and social services;

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•    provision of water, electricity and heat;

•    security and fire services;

•    technical training;

•    accommodation;

•    maintenance and repair of buildings;

•    catering services; and

•    other related technical and supporting services.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB1,972 million, RMB2,463 million and RMB1,630 million, respectively.

(d)           Provision of marketing, management and ancillary services

CNOOC and/or its Associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•    marketing services;

•    management;

•    staff recruitment;

•    publishing;

•    telecommunications;

•    leases of properties;

•    property management;

•    water, electricity and heat supply;

•    sewage disposal;

•    car rental;

•    integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•    integrated research.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the charges for the provision of other marketing, management and ancillary services excluding leases of properties and property management payable to CNOOC and/or its Associates were approximately RMB239 million, RMB238 million and RMB121 million, respectively.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its Associates leased certain premises covering an aggregate area of approximately 70,000 square meters, including its headquarters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates also provided management services in respect of

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certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the aggregate rentals and management fees payable by the Group were approximately RMB99 million, RMB187 million and RMB151 million, respectively. Sallmanns (Far East) Limited, an independent property valuer, has confirmed that the payments due under each of the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee, respectively.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the aggregate charges for the provision of marketing, management and ancillary services (including leasing and management of properties) payable to CNOOC and/or its Associates were approximately RMB338 million, RMB425 million and RMB272 million, respectively.

Pricing of transactions relating to services provided by CNOOC and/or its Associates to the Group under paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its Associates to the Group. In general, the services provided by CNOOC and/or its Associates to the Group are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the pricing principles relating to any future contracts with CNOOC and/or its Associates will be on a similar basis.

It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its Associates and relevant members of the Group. Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. The agreements may only contain provisions which are in all material respects consistent with the guidelines and terms and conditions as set out above.

(e)           FPSO vessel leases

The Group leases floating production, storage and offloading (FPSO) vessels from COBGL for use in oil production operations at market prices and on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil production. The Company currently leases two FPSO vessels from COBGL, an Associate of CNOOC, for a term of 10 years and 20 years (where the lease was for an initial term of 10 years with a right of renewal, at the sole option of the Company, for another 10 years) respectively. The Directors expects that the Group may enter into other FPSO vessel leases with CNOOC and/or its Associates from time to time as

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the operations of the Group expand. The Comprehensive Framework Agreements provide that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2010, then the agreements falling under this category will terminate on that date. The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules have been included in the Letter from the Independent Financial Adviser on pages 31 to 57 of this Circular. For the two years ended 31 December 2006 and the nine months ended 30 September 2007, the aggregate rentals payable by the Group to CNOOC and/or its Associates were approximately RMB148 million, RMB437 million and RMB297 million, respectively.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its Associates to the Group under paragraph (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its Associates include:

•    technical consulting;

•    technology transfer;

•    management;

•    technical research services; and

•    other supporting services.

The Group did not enter into any such transactions for the two years ended 31 December 2006 and the nine months ended 30 September 2007. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. To facilitate such development, it is anticipated that CNOOC may require the provision of technical consulting, technical transfer, management services, technical research services and other related services from the Group, and the Group may provide certain of these services to CNOOC and/or its Associates in the near future.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, sales of petroleum and natural gas products to CNOOC and/or its Associates were approximately RMB25,988 million, RMB34,246 million and RMB28,087 million, respectively.

(b)       Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses (such as the fertilizer and methanol business operated by BlueChemical) at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the

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production site, and that purchasers tend to utilize the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf, Australia. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. In order to ensure the return on investment and to achieve the requirements of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years. The Group may sell liquefied natural gas to CNOOC and/or its Associates which engage in the downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms taking into account the term of the sales contract.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The relevant Comprehensive Framework Agreements provide that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2010, then the individual agreements falling under this category will terminate on that date. The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules have been included in the Letter from the Independent Financial Adviser on pages 31 to 57 of this Circular.

For the two years ended 31 December 2006 and the nine months ended 30 September 2007, long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates were approximately RMB588 million, RMB1,248 million and RMB1,246 million, respectively.

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company’s shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Board considers that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each of the above Continuing Connected Transactions are fair and reasonable.

In particular, it should be noted that the independent non-executive Directors constituting the Independent Board Committee have given their view in support of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) after considering the advice from the Independent Financial Adviser. Please refer to the Letter from the Independent Board Committee on page 30 of this Circular and the Letter from the Independent Financial Adviser from pages 31 to 57 of this Circular for further details.

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Proposed Caps and rationale

The Board has considered and proposed that the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2008 to 31 December 2010:

Continuing connected transactions	Historical amount	Existing 2007 annual cap	2008 to 2010 Proposed Caps	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a) Provision of exploration and support services	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB1,290 million, RMB1,940 million and RMB1,491 million, respectively	For the year ending 31 December 2007, RMB2,293 million (proposed to be revised to RMB3,500 million)	For the three years ending 31 December 2010, RMB6,296 million, RMB7,555 million and RMB9,066 million, respectively
The annual proposed caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated increase in the level of exploration activities by the Group within the PRC, the rise of exploration costs and the expansion of overseas exploration. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(b) Provision of oil and gas development and support services	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB6,132 million, RMB7,230 million and RMB5,265 million, respectively	For the year ending 31 December 2007, RMB10,458 million	For the three years ending 31 December 2010, RMB18,608 million, RMB22,879 million and RMB26,759 million, respectively
The annual proposed caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/or its Associates to the Group; and the estimated expansion of existing oil and gas fields and the development of several newly discovered oil and gas fields in offshore China. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

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(c) Provision of oil and gas production and support services	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB1,972 million, RMB2,463 million and RMB1,630 million, respectively	For the year ending 31 December 2007, RMB4,132 million	For the three years ending 31 December 2010, RMB5,124 million, RMB6,147 million and RMB7,253 million, respectively
The annual proposed caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/or its Associates to the Group; and the estimated growth of the Group’s business, including the estimated expansion of existing oil and gas fields and production of several newly discovered oil and gas fields in offshore China. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(d) Provision of marketing, management and ancillary services	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB338 million, RMB425 million and RMB272 million, respectively	For the year ending 31 December 2007, RMB504 million	For the three years ending 31 December 2010, RMB789 million, RMB854 million and RMB967 million, respectively
The annual proposed caps for the provision of marketing, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the marketing, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(e) FPSO vessel leases	For the year ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB148 million, RMB437 million and RMB297 million, respectively	For the year ending 31 December 2007, RMB463 million	For the three years ending 31 December 2010, RMB1,908 million, RMB3,182 million and RMB3,250 million, respectively
The annual proposed caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/or its Associates to the Group and the estimated increase in the number of oilfields

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requiring FPSO vessels. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

Provision of management, technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2006 and the nine months ended 30 September 2007	For the year ending 31 December 2007, RMB100 million	For the three years ending 31 December 2010, RMB100 million, RMB100 million and RMB100 million, respectively
The annual proposed caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates have been determined with reference to the anticipated need by CNOOC and/or its Associates for the provision of such services as a result of CNOOC’s need to optimize its industrial chain to facilitate its development towards a world-class integrated energy company. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a) Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the two years ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB25,988 million, RMB34,246 million and RMB28,087 million, respectively	For the year ending 31 December 2007, RMB63,251 million (as revised in September 2006)	For the three years ending 31 December 2010, RMB94,440 million, RMB156,692 million and RMB181,782 million, respectively
The annual proposed caps for the sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates; the ongoing production of existing oil and gas fields and the estimated production of several new oil and gas fields in offshore China; the anticipated demand by CNOOC and/or its Associates for its downstream operations (in particular, CNOOC Group expects to have a number of new downstream facilities

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commencing production between 2008 and 2010); the estimated resultant increase in the Group´s production and sales; and the potential fluctuation and increase in the prices of crude oil (for example, the average price of offshore crude oil has increased by over 70% overall since 2004). The increase in such cap amounts also took into account the fact that crude oil from new oilfields, which is expected to be made up of a higher proportion of heavy crude oil, needs to undergo refining processes which are carried out primarily by CNOOC and/or its Associates. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(b) Long term sales of natural gas and liquefied natural gas	For the year ended 31 December 2006 and the nine months ended 30 September 2007, approximately RMB588 million, RMB1,248 million and RMB1,246 million, respectively	For the year ending 31 December 2007, RMB3,599 million	For the three years ending 31 December 2010, RMB4,844 million, RMB7,118 million and RMB8,763 million, respectively
The annual proposed caps for long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates; the ongoing production of existing gas fields; the anticipated demand by CNOOC and/or its Associates for its downstream operations; the estimated resultant increase in sales; and the potential fluctuation and increase in the prices of natural gas. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the following categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set

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out in Rules 14A.45 to 14A.47 of the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 2.5% under Rule 14A.34(1) of the Listing Rules:

•	Provision of marketing, management and ancillary services from CNOOC and/or its Associates to the Group; and

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements. The Company will seek the Independent Shareholders’ approval at the Extraordinary General Meeting for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Cap;

2.	(i)
the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

(ii)
the Non-exempt Continuing Connected Transactions will be entered into in accordance with the relevant Comprehensive Framework Agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

4.           GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation, and financial services.

5.           EGM

Approval from the Independent Shareholders will be sought at the EGM for the Revised Cap for the Relevant Category and renewal of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). A notice convening the EGM is set out on pages 64 to 65 of this Circular. Voting will be conducted by poll at the EGM as required under the Listing Rules.

As CNOOC indirectly owns an aggregate of approximately 65.08% of the issued share capital of the Company, the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to approval by the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the EGM is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed on it not less than 48 hours before the time fixed for holding the EGM, if they do not intend to be present in person at the EGM.

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6.           RECOMMENDATION OF THE BOARD

The Directors are of the opinion that the terms of the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM.

7.           RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

Somerley considers the Revised Cap, the Proposed Caps and the terms of the Comprehensive Framework Agreements with CNOOC and/or its Associates in relation to the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. The text of the letter of advice from Somerley containing its recommendation in respect of the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) is set out on pages 31 to 57 of this Circular.

The Independent Board Committee, having taken into account the advice of Somerley, considers the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). The full text of the letter from the Independent Board Committee is set out on page 30 of this Circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited Fu Chengyu Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

13 November 2007

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), details of which are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 13 November 2007 (the “Circular”), of which this letter forms part. We wish to draw your attention to the letter from Somerley Limited as set out on pages 31 to 57 of the Circular. Terms defined in the Circular shall have the same meanings when used herein, unless the context otherwise requires.

Having considered the information set out in the letter from the Board, the Revised Cap for the Relevant Category, the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the advice of Somerley in relation thereto as set out on pages 31 to 57 of the Circular, we are of the view that the terms of the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Yours faithfully, For and on behalf of the Independent Board Committee CNOOC Limited Chiu Sung Hong Chairman of the Independent Board Committee Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice from the Independent Financial Adviser, Somerley Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED 10th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong

13 November 2007

To:           the Independent Board Committee and
the Independent Shareholders

Dear Sirs,

REVISED CAP FOR A CATEGORY OF
CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2007
AND
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2008 TO 2010

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on (1) the Revised Cap and the Non-exempt Continuing Connected Transactions (including the Proposed Caps), in respect of which the Independent Shareholders’ approval is being sought; and (2) the duration of agreements regarding (i) floating production, storage and offloading (the “FPSO”) vessel leases with CNOOC and/or its Associates; and (ii) long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years. Details of the Revised Cap, the Non-exempt Continuing Connected Transactions, the applicable Proposed Caps and the duration of agreements regarding (i) FPSO vessel leases with CNOOC and/or its Associates; and (ii) long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years are set out in the Letter from the Board contained in the circular of the Company to the Shareholders dated 13 November 2007 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, based on the records of the Company, CNOOC indirectly owned approximately 65.08% of the issued share capital of the Company. CNOOC is therefore a connected person (as defined under the Listing Rules) of the Company and the transactions contemplated under the Comprehensive Framework Agreements constitute continuing connected transactions for the Company under the Listing Rules. The Non-exempt Continuing Connected Transactions (except the category of FPSO vessel leases which were previously exempted from the Independent Shareholders’ approval as detailed in the 2005 Circular) and the relevant annual caps for the two financial years ending 31 December 2007 were approved by the Independent Shareholders at the 2005 EGM and the extraordinary general meeting convened on 29 September 2006 (in the case of the revised caps for the category “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)”). As the Group will continue to carry out the Non-exempt Continuing Connected Transactions with CNOOC and/or its Associates, the Directors propose to seek Independent Shareholders’ approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) which will be conducted in the coming three financial years ending 31 December 2008, 2009 and 2010.

The Independent Board Committee, comprising all of the five independent non-executive Directors, namely Messrs Edgar W. K. Cheng, Chiu Sung Hong, Evert Henkes, Lawrence J. Lau and Tse Hau Yin, Aloysius, has been established to make a recommendation to the Independent Shareholders on whether (1) the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of business; (2) the terms of the Comprehensive Framework Agreements in relation to the Non-exempt Continuing Connected Transactions are on normal commercial terms which are fair and reasonable; and (3) the Revised Cap and the Proposed Caps are fair and reasonable in so far as the Independent Shareholders are concerned. We, Somerley Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. Furthermore, under Rule 14A.35(1) of the Listing Rules, we are required to explain why contract periods exceeding three years are required for the agreements relating to

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

the FPSO vessel leases with CNOOC and/or its Associates and the long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates, and to confirm that it is normal business practice for such contracts to be of such duration.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, CNOOC or its Associates, nor have we carried out any independent verification of the information supplied. We have not relied on the opinion or advice of any third party expert in formulating our opinion.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Non-exempt Continuing Connected Transactions, the Revised Cap and the Proposed Caps are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

(A)           Revised Cap

The provision of exploration and support services by CNOOC and/or its Associates to the Group for the two financial years ending 31 December 2007 subject to the respective annual caps of RMB2,117 million and RMB2,293 million was approved by the Independent Shareholders at the 2005 EGM.

The Directors have been monitoring the Non-exempt Continuing Connected Transactions since the 2005 EGM. In view of the increase in the level of exploration activities by the Group within the PRC; the rise of exploration costs; and the expansion of overseas exploration, and taking into the account the fact that, based on historical trends, the amount of transactions for the second half of each year often accounts for more than two-thirds of the value for the full year, the Directors consider that the existing annual cap for the provision of exploration and support services of RMB2,293 million in respect of 2007 will be insufficient for the Group’s requirements for the whole year. In particular, the Directors note that the Group is leasing a large number of additional drilling vessels (being the major item of equipment required for drilling services) for provision of drilling services in the second half of 2007 as they become available, and is taking the opportunity to increase its exploration efforts in offshore China. It is expected that most of these services will be completed in the last quarter of 2007 and invoices for most of such services will be received in December 2007. Accordingly, the Directors propose to revise the annual cap in respect of 2007 to RMB3,500 million.

To assess the reasonableness of the Revised Cap, we have reviewed the transaction volumes for the three financial years ended 31 December 2004, 2005 and 2006, for the six months ended 30 June 2007 and for the nine months ended 30 September 2007, and discussed with the Directors the basis and underlying assumptions for setting the Revised Cap.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below are the approximate values of the provision of exploration and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2004, 2005 and 2006, for the six months ended 30 June 2007 and for the nine months ended 30 September 2007:

	Financial year ended 31 December			Six months ended	Nine months ended
	2004	2005	2006	30 June 2007	30 September 2007
	RMB million	RMB million	RMB million	RMB million	RMB million

Aggregate value of the provision of exploration and support services by CNOOC and/or its Associates to the Group	1,330	1,290	1,940	848	1,491
Approximate (decrease)/ increase as compared to the previous year (%)		(3.0%)	50.4%

As an exploration and production corporation, the value of the Group depends to a large degree on the scale of its reserves and production. In response to this, the Group actively seeks more areas for exploration, development and production so as to extend its development potential and enhance value for the Shareholders. With this development strategy in mind, the Group initiated more exploration activities, acquired more seismic data and drilled more exploration wells in various exploration areas for the past three financial years ended 31 December 2004, 2005 and 2006. During the past three financial years, the Group also extended the reach of its exploration initiatives to deep-water areas. The Group has to lease drilling vessels to conduct such exploration activities. We understand from the Company that at present, there are only a limited number of companies operating drilling vessels in the PRC, and most of the drilling vessels suitable for the Group’s exploration activities and operating in offshore China are owned by COSL, an Associate of CNOOC.

The Company has compared the terms available from COSL with those offered by other international service providers. Since the terms offered by COSL are generally more competitive than terms offered by other international service providers, the Group has historically leased such drilling vessels from COSL. There was a big increase in 2006 because the Group stepped up its research and exploration efforts in new areas and made six major breakthroughs, details of which were set out in the 2006 annual report. Accordingly, there was an increase of approximately 50.4% in the value of exploration and support services provided by CNOOC and/or its Associates in 2006.

We are advised by the Directors that, in respect of drilling vessels that can be used for both exploration and development activities, it is the Group’s policy that development activities take priority over exploration activities because the progress of development affects production volumes more immediately. Since most of the drilling vessels were occupied for developing gas and oil fields in the first half of 2005 and 2006, exploration activities were rescheduled to be carried out during the second half of 2005 and 2006. This explains why the historical amount of exploration transactions with CNOOC and/or its Associates for the second half of 2005 and 2006 accounts for about two-thirds of the value for the respective full year.

We understand from the Directors that this is also projected to be the case for 2007. The Group has made significant progress in exploration in 2007. As stated in the 2007 interim report, a total of seven new discoveries were made in the first half of 2007. One of them is the Jinzhou 25-1 discovery in Bohai Bay which is estimated to contain substantial reserves with high crude quality and is expected to be developed into a large field. For offshore China exploration, the Group primarily focuses on four areas, namely, Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. With high crude oil prices and recent new major discoveries in Bohai Bay and the South China Sea by the Group and other oil companies, the Group has accelerated its exploration activities in Bohai Bay and the South China Sea in the second half of 2007.

Based on the exploration activities carried out and currently on hand, the Directors expect that the existing annual cap in respect of 2007 for the provision of exploration and support services will be exceeded in early December 2007. We understand from the Directors that the Group has obtained commitments from COSL to lease more drilling vessels (being the major item of equipment required for drilling services) to the Group and has signed agreements with COSL for the provision of drilling services for offshore China exploration, in particular in Bohai Bay and the South China Sea, as drilling vessels become available. As a result, there will be further heavy expenditures in December 2007 for the provision of services by COSL.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Revised Cap of RMB3,500 million reflects these factors. It represents an increase of approximately 52.6% as compared to the existing cap of RMB2,293 million, not only because of an increased level of activities but also increased prices. Due to the surge of international crude oil price, more exploration activities are being carried out internationally. This exerts upward pressure on exploration costs.

Accordingly, the Revised Cap was determined by the Directors after taking into account (i) the exploration activities carried out and currently on hand; and (ii) the upward exploration costs. Having considered the basis on which the Revised Cap was determined as described above, we are of the view that the Revised Cap is fair and reasonable.

(B)           Renewal of the Non-Exempt Continuing Connected Transactions

1.           Background to and reasons for the Non-exempt Continuing Connected Transactions

CNOOC is the controlling Shareholder of the Company. Prior to the reorganisation (the “Reorganisation”) carried out for the purpose of facilitating the listing of the Shares on the Stock Exchange in February 2001, the businesses of the Group were carried out by CNOOC Group. The Non-exempt Continuing Connected Transactions were carried out between the Group and CNOOC and/or its Associates prior to the Reorganisation. As part of the Reorganisation, CNOOC established the Company and transferred all of its operational and commercial interests in its offshore petroleum business to the Group. CNOOC retained enterprises which are primarily engaged in, among other things, provision of exploration, development, production, marketing, management and ancillary services in respect of the oil and gas and downstream petroleum businesses (such as fertilizer and methanol business).

Given the above delineation in businesses of the Group and CNOOC Group, the Group became a supplier of petroleum and natural gas products to CNOOC, while CNOOC continued to provide exploration, development, production, marketing, management and ancillary services in respect of the oil and gas to the Group. We consider this is a normal business practice. We note from the recent annual report of PetroChina Company Limited (“PetroChina”), a company listed on the Stock Exchange, that PetroChina sells, among other things, refined products, chemical products, natural gas and crude oil to its parent company, China National Petroleum Corporation (“CNPC”). At the same time, CNPC group provides, among other things, exploration technology services, downhole operation services, oilfield construction services, oil refinery construction services, engineering and design services and other ancillary services to PetroChina. This is also the case for China Petroleum & Chemical Corporation (“Sinopec”), a company listed on the Stock Exchange. As disclosed in its recent annual report, Sinopec also engages in a number of continuing connected transactions involving (i) sales of oil and gas products by Sinopec to its parent company; and (ii) provision of, among other things, technical and ancillary production services by its parent company to Sinopec.

We are advised by the Directors that if the Group chooses to conduct exploration, development, production and support services on its own instead of from CNOOC and/or its Associates, the Group will have to incur a substantial amount of capital costs and staff overheads which would adversely affect its financial gearing and increase its risk profile. Moreover, the Directors consider that it may be more costly to carry out such services itself. The Group has also tried to source these services and lease the FPSO vessels from international service providers, and found that the terms offered by international service providers are, in general, less competitive than the terms offered by CNOOC and/or its Associates. Therefore, the provision of exploration, development, production and support services by CNOOC and/or its Associates and the lease of FPSO vessels from CNOOC and/or its Associates cannot be easily or efficiently eliminated.

Based on our discussions with the Directors, both the supply and usage of petroleum and natural gas products in the PRC are dominated by CNPC, China Petrochemical Corporation and CNOOC, being the three largest oil and gas companies in the PRC. Given that the local market prices for petroleum and natural gas products are generally competitive with the international market prices after taking into account the associated costs for export such as tariff and overseas transportation costs, the Group has sold most of its petroleum and natural gas products within the PRC. As a result, the Group has historically supplied petroleum and natural gas products to CNOOC and/or its Associates, as well as to CNPC, China Petrochemical Corporation and/or their respective Associates.

Given that the Non-exempt Continuing Connected Transactions are conducted on normal commercial terms or on terms no less favourable to the Group than terms available from independent third parties (as more particularly discussed below), we consider that it is in the interests of the Company and the Shareholders as a whole to conduct the Non-exempt Continuing Connected Transactions. In light of the respective principal activities of the Group, CNOOC and its Associates, we also consider that the Non-exempt Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group, CNOOC and its Associates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Non-exempt Continuing Connected Transactions (except the category of FPSO vessel leases which were previously exempted from the Independent Shareholders’ approval as detailed in the 2005 Circular) and the relevant annual caps for the two financial years ending 31 December 2007 were approved by the Independent Shareholders at the 2005 EGM and the extraordinary general meeting convened on 29 September 2006 (in respect of the revised caps for the category “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)”). On 8 November 2007, the Company entered into the Comprehensive Framework Agreements with each of CNOOC, COSL, BlueChemical and CNOOC Engineering to regulate their business relationship for the next three financial years ending 31 December 2008, 2009 and 2010. Since the Board anticipates that the applicable percentage ratios (other than the profit ratio) for the Non-exempt Continuing Connected Transactions on an annual basis will not be less than 2.5% and the annual consideration is expected to be higher than HK$10,000,000, the Non-exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions for the Company under the Listing Rules. The Directors therefore consider that it is in the commercial interest of the Company to seek approval from the Independent Shareholders for continuing the Non-exempt Continuing Connected Transactions for the coming three financial years ending 31 December 2008, 2009 and 2010 up to the limit specified in the Proposed Caps.

2.           Principal terms of the Non-exempt Continuing Connected Transactions

The Comprehensive Framework Agreements set out the major terms such as the pricing basis for the provision of the Non-exempt Continuing Connected Transactions and are substantially on the same terms as the comprehensive framework agreements entered into by the Company with each of CNOOC, COSL and CNOOC Engineering on 8 December 2005, as described in the 2005 Circular. The detailed terms as to (1) specific products and services requested by the relevant party; (2) detailed technical and other specifications which may be relevant to those products or services; and (3) the quantities and fees for the products and services will be agreed from time to time based on the major terms as set out in the Comprehensive Framework Agreements. Details of the major terms of the Comprehensive Framework Agreements are as follows:

(i)           Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include well site survey, seismic data acquisition and processing, integrated exploration research services, exploration well operation, related technical services on exploration well, tow-boat, transportation and safety services, and other related technical and supporting services.

Exploration is the first step towards the production process for an oil and gas company. The Directors distinguish two types of exploration, namely risk exploration and rollover exploration . Risk exploration involves exploring a completely new site, while rollover exploration is exploring a site that is adjacent to an oil and gas field that is currently in production.

(ii)           Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include platform survey, drilling and completion well operation, related technical services on drilling and completion, design, construction, installation and tuning of production facilities, shipping transportation, provision of materials, integrated research on development techniques, and other related technical and supporting services.

Following successful completion of the exploration activity (i.e. oil or gas reserve is found), the oil and gas field will proceed to the development phase. Accordingly, the development of oil and gas fields is the second step of production process for an oil and gas company.

(iii)           Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations include integrated research on production techniques, well workover, shipping transportation, oil tanker transportation, provision of materials, maintenance of platform, repair of equipment and pipeline, production operations, oil and gas production labour services, warehousing and storage, lease of equipment and building, road transportation services, telecommunication and network services, wharf services, construction services, including roads, wharf, buildings, factories and water barrier, maintenance and repair of major equipment, medical, childcare and social services, provision of water, electricity and heat, security and fire services, technical training, accommodation, maintenance and repair of buildings, catering services, and other related technical and supporting services. Some of these services may

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

not be available from independent third parties or available on comparable terms.

We understand from the Directors that in general for the provision of services described in paragraphs (i) to (iii) above, the Group will request CNOOC and/or its Associates to provide, along with other independent service providers, quotations in respect of the requested services. Following the receipt of quotations from CNOOC and/or its Associates, and other independent service providers, the Group will compare and negotiate the terms of quotations with service providers and determine the selection of service providers by taking into account factors such as price quotations, quality of the services, ability of the service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the service providers. The contract will be awarded to the service provider who offers the best commercial terms and technical terms to the Company. Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand, should CNOOC and/or its Associates consider that the terms offered by the Group are not commercially acceptable, CNOOC and/or its Associates may choose not to accept the contracts. We are of the view that this bidding process is in the interests of the Independent Shareholders as their interests are safeguarded by obtaining and comparing independent third party quotations.

(iv)           FPSO vessel leases

The Group leases FPSO vessels from COBGL, an Associate of CNOOC, for use in oil production operations at market prices and on normal commercial terms which are calculated on a daily basis. We understand from the Directors that the Group is unable to secure FPSO vessel leases from others at comparable terms. FPSO vessels are usually located next to offshore oil platforms and are an integrated facility used by the Group during its offshore oil production. A FPSO vessel is a type of floating tank system used in the offshore oil industry to take the oil produced from a nearby platform(s), process it, and store it until the oil can be offloaded onto waiting tankers, or sent through a pipeline. FPSO vessel is also capable to carry out some form of oil separation process obviating the need for such facilities to be located on an oil platform. Partial separation may still be done on the oil platform to increase the oil capacity of the pipeline(s) to the FPSO vessels. FPSO vessels are particularly effective in remote or deepwater locations where subsea pipelines are not cost effective because they can eliminate the need to lay expensive long-distance pipelines from the oil well to an onshore terminal. FPSO vessels can also be used economically in smaller oil fields which can be exhausted in a few years and do not justify the expense of installing a fixed oil platform. At present, two FPSO vessels are leased by the Company with a term of 10 years from COBGL. One of the FPSO vessel leases can be renewed for another 10 years after the initial term of 10 years at the sole discretion of the Company.

(v)           Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)           Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts described under the paragraph headed “Long term sales of natural gas and liquefied natural gas” below, the Group also sells a certain volume of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

(b)           Long term sales of natural gas and liquefied natural gas

Natural gas is sold to CNOOC and/or its Associates engaging in downstream petroleum businesses (such as the fertilizer and methanol business operated by BlueChemical). The Group has liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf, Australia and may sell liquefied natural gas from these gas reserves and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. These sales are long term in nature due to the reasons mentioned in the paragraph headed “Duration of agreements regarding the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas” below.

(vi)           Pricing of the Non-exempt Continuing Connected Transactions

The Non-exempt Continuing Connected Transactions will be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties under prevailing market conditions.

For services provided by CNOOC and/or its Associates to the Group as described in paragraphs (i) to (iii) above,

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

if, for any reason, the above pricing principle for a particular service is not applicable or there is no open market for such services, such service must then be charged in accordance with the following general pricing principles:

(a)	state-prescribed prices; or

(b)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(c)
when neither (a) nor (b) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Directors confirm that the priority is set from (a) to (c) such that the pricing mechanism (b) and (c) will be applied only if the preceding pricing mechanism(s) are not applicable. We consider the aforesaid pricing principles to be fair and reasonable because (a) and (b) are determined on the basis of state-prescribed prices and market prices, including the local, national or international market prices.

In order to assess the fairness and reasonableness of the 10% margin set out in pricing mechanism (c) above, we have identified six oil field servicing companies listed on the New York Stock Exchange (the “Comparable Companies”), which are principally engaged in the provision of oil and gas services including drilling, evaluation, production and completion of oil and gas wells, and providing equipments and products for oilfield and gas services. The Comparable Companies have market capitalization above US$10 billion (equivalent to approximately HK$78 billion) as at the day before the Latest Practicable Date.

The table below illustrates the operating profit margins (calculated by dividing the operating income of oilfield services related segment by that segment revenue) of the Comparable Companies for the three financial years ended 31 December 2004, 2005 and 2006.

	Operating profit margin
	Financial year ended 31 December
Name of the Comparable Companies	2004	2005	2006

Schlumberger Limited (NYSE: SLB)	17.6%	22.2%	27.5%
Halliburton Company (NYSE: HAL)	15.8%	22.6%	26.1%
Baker Hughes Incorporated (NYSE: BHI)	17.4%	21.5%	25.0%
National Oilwell Varco, Incorporated (NYSE: NOV)	7.8%	12.0%	17.3%
Weatherford International Limited (NYSE: WFT)	14.5%	16.7%	22.0%
Smith International, Incorporated (NYSE: SII)	13.1%	15.7%	18.8%

The operating profit margins of the Comparable Companies ranged from 7.8% to 27.5% for the three financial years ended 31 December 2004, 2005 and 2006, and the pricing mechanism referred to (c) above, that is, a margin of not more than 10% (before any applicable taxes) lies in the lower end of the range. As such, we consider a margin of not more than 10% to be fair and reasonable in so far as the Independent Shareholders are concerned.

The FPSO vessel leases as described in paragraph (iv) above will be charged at market prices and on normal commercial terms. The sales of petroleum and natural gas products (including long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates as described in paragraph (v) above will be charged at state-prescribed prices or local, national or international market prices and on normal commercial terms.

(vii)           Review of the Non-exempt Continuing Connected Transactions by the auditors

The auditors of the Company have performed a review of the Non-exempt Continuing Connected Transactions for the financial year ended 31 December 2006 (the “Past Transactions”). We noted from the 2006 annual report of the Company that the auditors have confirmed that the Past Transactions were conducted in the manner stated in Rule 14A.38 of the Listing Rules.

Based on the analysis above and the auditors’ review of the Past Transactions, we consider that the Non-exempt Continuing Connected Transactions are being conducted on normal commercial terms.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.           Proposed Caps

The Non-exempt Continuing Connected Transactions are subject to the Proposed Caps whereby for each of the three financial years ending 31 December 2008, 2009 and 2010, the value of the Non-exempt Continuing Connected Transactions will not exceed the applicable annual amounts stated in the Letter from the Board contained in the Circular.

In assessing the reasonableness of the Proposed Caps, we have discussed with the Directors and management of the Company the basis and underlying assumptions for the purpose of setting the Proposed Caps.

(i)           Provision of exploration and support services

As advised by the Directors, the Proposed Caps were determined based on, among other things, the scheduled exploration activities for coming years. Given the Group’s aim to extend its development potential and in light of current oil market conditions, the Group intends to devote more resources to exploration activities in coming three years, with substantial overseas exploration activities scheduled to be carried out in around 2008. The reason for increasing overseas exploration activities is to pursue a wide range of opportunities so as to sustain its long term growth. The Group also intends to extend its exploration to the deep-water areas which are more costly to explore.

As advised by the Directors, the negotiation of an offshore China production sharing contract with foreign companies is a function that only CNOOC can perform under the laws of the PRC. We are further advised that pursuant to the undertaking between CNOOC and the Company given at the time of its listing, CNOOC undertook to transfer to the Company all of its rights and obligations under any new offshore China production sharing contracts except those relating to its administrative functions. It is noted from the website of the Company that CNOOC entered into a production sharing contract with Singapore Petroleum Company Limited for a block in Pearl River Mouth Basin in August 2007. CNOOC also entered into two production sharing contracts with Newfield Exploration Company for two blocks (one located in Western South China Sea and the other located in Pearl River Mouth Basin) in August 2007. The Company has been assigned the right to participate up to 51% in production sharing contracts in respect of any successful discovery, in these three blocks, with the remaining interests for these production sharing contracts held by foreign partners. If the Company exercises the right to participate in these investments, the Company is obligated to share the exploration costs incurred. After taking into account the scheduled 2008 exploration activities, including the expected exploration activities in deep-water areas and the possible participation in the above production sharing contracts, it is expected that exploration activities would reach a new peak in 2008. Following the peak in 2008, the Group intends to continue with a similar scale of exploration but expects unit costs to continue to rise. After taking into account the level of exploration activities as well as the possible adjustment of service charges, the Directors consider that an average annual growth in monetary amount of 20% is likely in 2009 and 2010 for the Proposed Caps. Taking into account the aforesaid factors, the Proposed Caps for the provision of exploration and support services are set as follows:

	Financial year ending 31 December
	2008	2009	2010
	RMB million	RMB million	RMB million

Proposed Caps for the provision of exploration and support services	6,296	7,555	9,066
Approximate increase as compared to the annual cap of previous year (%)	79.9%*	20.0%	20.0%

* Compared to the Revised Cap of 2007

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)           Provision of oil and gas development and support services

Set out below are the approximate values of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2004, 2005 and 2006 and for the nine months ended 30 September 2007:

	Financial year ended 31 December			Nine months ended
	2004	2005	2006	30 September 2007
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the provision of oil and gas development and support services	4,681	6,132	7,230	5,265
Approximate increase as compared to the previous year (%)		31.0%	17.9%

The total development and support services expenditures (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) increased by approximately 32.8% and 23.8% in 2005 and 2006 respectively. In 2005, more development and engineering projects were undertaken than in 2004 with altogether 16 projects under construction. The Group laid 540 kilometres of subsea pipelines during the year 2005. Considerable capital was also made available for developing gas and oil fields in 2006. The respective increase of aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates in 2005 and 2006 was, in general, in line with the respective increase in the total development and support services expenditures of the Group (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) in 2005 and 2006. As set out in the paragraph headed “Revised Cap” above, the Jinzhou 25-1 discovery was made during the first half of 2007. As the Jinzhou 25-1 discovery is estimated to contain substantial reserves with high crude quality, the Group plans to develop it aggressively. With such development plan in mind, the Directors consider that the development activities will be increased by approximately 53.0% in 2008 and foresee that the service charge rate will be increased further by approximately 25.0% in 2008, which is equivalent approximately to the average annual service charge rate increase for the past three financial years. Following the peak of development in 2008, the level of development activities in 2009 and 2010 is anticipated to increase moderately by approximately 23.0% and 17.0% in 2009 and 2010 respectively.

Based on such assumptions, the Proposed Caps for the provision of oil and gas development and support services are as follows:

	Financial year ending 31 December
	2008	2009	2010
	RMB million	RMB million	RMB million

Proposed Caps for the provision of oil and gas development and support services	18,608	22,879	26,759
Approximate increase as compared to the annual cap of previous year (%)	77.9%	23.0%	17.0%

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(iii)           Provision of oil and gas production and support services

Set out below are the approximate values of the provision of oil and gas production and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2004, 2005 and 2006 and for the nine months ended 30 September 2007:

	Financial year ended 31 December			Nine months ended
	2004	2005	2006	30 September 2007
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the provision of oil and gas production and support services	1,354	1,972	2,463	1,630
Approximate increase as compared to the previous year (%)		45.6%	24.9%

The total production and support services expenditures (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) increased by approximately 15.3% and 13.4% in 2005 and 2006 respectively. During 2005, the Group awarded a big production and maintenance project to CNOOC and/or its Associates to reduce the production decline of certain mature oilfields. As such, there was a greater growth for the value of the provision of oil and gas production and support services by CNOOC and/or its Associates in 2005 as compared to the total growth of approximately 15.3% in that year. For the same reason, the increase of value of the provision of oil and gas production and support services by CNOOC and/or its Associates of approximately 24.9% in 2006 exceeded the increase of the total production and support services expenditures of 13.4% in that year. In view of rising operating costs, the Group will continue to monitor costs closely and implement cost control measures. The Directors expect that there will be moderate increase in production and support services expenditures payable to CNOOC and/or its Associates for the coming three financial years ending 31 December 2008, 2009 and 2010 with the level of increase similar to that in 2006.

Taking into account the aforesaid factors, the Proposed Caps for the provision of production and support services are as follows:

	Financial year ending 31 December
	2008	2009	2010
	RMB million	RMB million	RMB million

Proposed Caps for the provision of oil and gas production and support services	5,124	6,147	7,253
Approximate increase as compared to the annual cap of previous year (%)	24.0%	20.0%	18.0%

(iv)           FPSO vessel leases

Set out below are the approximate values of the FPSO vessel leases for the three financial years ended 31 December 2004, 2005 and 2006 and for the nine months ended 30 September 2007:

	Financial year ended 31 December			Nine months ended
	2004	2005	2006	30 September 2007
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the FPSO vessel leases	52	148	437	297
Approximate increase as compared to the previous year (%)		184.6%	195.3%

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The Group leased a FPSO vessel from COBGL, an Associate of CNOOC, in August 2004. The significant increase of the FPSO vessel charges from approximately RMB52 million in 2004 to approximately RMB148 million in 2005 was mainly due to the full year vessel charges in 2005. An additional FPSO vessel was leased in 2006. For the FPSO vessel leased in 2006, COBGL was responsible for the maintenance, operation, staff and other costs while all such costs were borne by the Company for the first FPSO vessel leased in 2004. Accordingly, a higher rate was charged to the Company in respect of the second FPSO vessel and the aggregate value of the FPSO vessel leases rose by approximately 195.3% to approximately RMB437 million in 2006.

In order to accommodate the business expansion of the Group, the Company plans to lease two more FPSO vessels for each year of 2008 and 2009. Based on quotations from COBGL for the two FPSO vessels to be leased in 2008, the Directors estimate that the aggregate value for the FPSO leases will rise by approximately RMB1,445 million (as compared to the cap amount for 2007) to approximately RMB1,908 million in 2008. The charging rates for the two FPSO vessels to be leased in 2008 are higher than that of the FPSO vessels currently leased by the Group. As advised by the Directors, such increase is mainly due to the surge of vessel construction costs primarily as a result of higher raw material costs, labour costs and overheads. The sizes of the two FPSO vessels to be leased in 2009 are expected to be similar to that of those to be leased in 2008. Accordingly, additional amount of approximately RMB1,274 million was included in estimating the Proposed Cap for 2009. We understand from the Directors that the terms offered by COBGL for the four additional FPSO vessels are, in general, more competitive than the terms offered by other international service providers. Accordingly, the Group plans to continue to lease the FPSO vessels from COBGL. At present, there is no plan to lease more FPSO vessels in 2010. Therefore, the Directors consider that the FPSO vessel charges in 2010 will be at a level similar to that of 2009.

Based on such assumptions, the Proposed Caps for the FPSO vessel leases are as follows:

	Financial year ending 31 December
	2008	2009	2010
	RMB million	RMB million	RMB million

Proposed Caps for the FPSO vessel leases	1,908	3,182	3,250
Approximate increase as compared to the annual cap of previous year (%)	312.1%	66.8%	2.1%

(v)           Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)           Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

Set out below are the approximate values of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates for the three financial years ended 31 December 2004, 2005 and 2006 and for the nine months ended 30 September 2007:

	Financial year ended 31 December			Nine months ended
	2004	2005	2006	30 September 2007
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	13,630	25,988	34,246	28,087
Approximate increase as compared to the previous year (%)		90.7%	31.8%

We are advised by the Directors that nearly all the sales under this category relate to petroleum. Very little natural gas is sold to CNOOC and/or its Associates under this category because natural gas products are mainly sold to CNOOC and/or its Associates under long term sales contracts as more particularly discussed below. We note that CNOOC and/or its Associates account for a greater proportion of sales to the Group over the past three years, rising from approximately 40.0% in 2004 to approximately 53.8% in 2006. The Directors advise that the overall terms offered by CNOOC and/or its Associates are, in general, more favourable than those offered by other customers. Moreover, the

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Group maintains a stable relationship with CNOOC and/or its Associates and has not encountered any significant problem in collecting sales proceeds from them. Therefore, the Directors consider that it is in the interest of the Company and the Shareholders as a whole to deal with CNOOC and/or its Associates.

It was disclosed in the 2005 annual report of the Company that the sales of crude oil (being the total sales to independent third party customers as well as CNOOC and/or its Associates) and the average realised price for crude oil in 2005 increased by approximately 11.6% and 33.6% respectively over 2004. CNOOC and/or its Associates entered into a number of new petroleum supply agreements with the Group in 2005 and this contributed to an increase of approximately 49.9% of the sales value of petroleum and natural gas products to CNOOC and/or its Associates in 2005 as compared to previous year. With the general increase of the average realised price for crude oil in 2005, a growth of approximately 90.7% in respect of the sales value of petroleum and natural gas products to CNOOC and/or its Associates was recorded in 2005 over 2004. The sales of crude oil (being the total sales to independent third party customers as well as CNOOC and/or its Associates) and the average realised price for crude oil continued to rise in 2006 with respective increases of approximately 4.3% and 24.5% over 2005 due to high oil price and growth in production. The increase of value of sales of petroleum and natural gas products to CNOOC and/or its Associates in 2006 was, in general, in line with the overall increase of total sales by the Group in that year.

The Board has noted the recent surge in international crude oil prices and expects that the high prices may continue into 2008. Accordingly, the Directors assume that the petroleum sales price may increase by approximately 25% in 2008 over the average for 2007 but may slow down in 2009 and 2010 at an annual rate of approximately 10%. These assumptions have been made by the Directors based on their knowledge of the market solely for determining the Proposed Caps and do not represent a forecast of the actual petroleum sale prices for the relevant periods. The Company notes from CNOOC and/or its Associates that they will continue to expand their downstream petroleum businesses for the coming two years and that they will have an increasing demand of petroleum for their downstream petroleum businesses. As such, the Directors consider that more sales will be generated from CNOOC and/or its Associates in 2008 and 2009.

It is stated on CNOOC’s website that China’s Ministry of Commerce (“MOFCOM”) posted on MOFCOM’s website on 23 May 2007 details of granting two oil products wholesale licences to CNOOC’s subsidiaries. It is reasonable for the Directors to anticipate that the Group may benefit from the growth of CNOOC’s downstream petroleum businesses with increased crude oil sales to CNOOC and/or its Associates. After considering these factors, the Directors estimate there will be an increase of approximately 49.3%, 65.9% and 16.0% of sales of petroleum and natural gas products to CNOOC and/or its Associates in 2008, 2009 and 2010 respectively. Following incorporation of these factors, the Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) are set as follows:

	Financial year ending 31 December
	2008	2009	2010
	RMB million	RMB million	RMB million

Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	94,440	156,692	181,782
Approximate increase as compared to the annual cap of previous year (%)	49.3%*	65.9%	16.0%

* Compared to the revised cap of 2007 in the amount of RMB63,251 million

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(b)           Long term sales of natural gas and liquefied natural gas

Set out below are the approximate values of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates for the three financial years ended 31 December 2004, 2005 and 2006 and for the nine months ended 30 September 2007:

	Financial year ended 31 December			Nine months ended
	2004	2005	2006	30 September 2007
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the long term sales of natural gas and liquefied natural gas	315	588	1,248	1,246
Approximate increase as compared to the previous year (%)		86.7%	112.2%

The sales volume of natural gas (being the total sales to independent third party customers as well as CNOOC and/or its Associates) and the average realised price for natural gas increased by approximately 6.8% and 2.6% respectively in 2005 as compared to 2004. As disclosed in the 2006 annual report of the Company, the sales volume of natural gas (being the total sales to independent third party customers as well as CNOOC and/or its Associates) and the average realised price for natural gas increased by approximately 27.8% and 8.2% respectively in 2006 over 2005. The growth in value of the long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates in 2005 and 2006 was primarily attributable to the increase in sales volume as a result of signing more long term supply agreements for natural gas and liquefied natural gas in 2005 and 2006. The Dongfang 1-1 Phase II in the PRC and the North West Shelf in Australia gas projects of the Group also commenced production in 2006, where supply agreements have been signed with CNOOC and/or its Associates and this contributed mainly to a surge of long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates.

In estimating the Proposed Caps in respect of the long term sales of natural gas and liquefied natural gas for the coming three years, the Directors have made reference to the development and production phases of the gas fields on hand as well as the latest business development of CNOOC. Based on current development plan, a new liquefied natural gas project is expected to commence production in 2009 to supply liquefied natural gas to CNOOC and/or its Associates. We note from CNOOC’s website that CNOOC signed a contract to supply 2.6 million tons of liquefied natural gas annually to five cities in the PRC, namely, Fuzhou, Putian, Quanzhou, Xiamen and Zhangzhou starting in 2009.

Accordingly, it is reasonable for the Directors to anticipate that there will be a greater growth of sales in 2009. The Directors have assumed that the sales price of natural gas and liquefied natural gas will, on average, increase over the coming three years at an annual rate of approximately 10%. These assumptions have been made by the Directors based on their knowledge of the market solely for determining the Proposed Caps and do not represent a forecast of the actual sale prices of natural gas products for the relevant periods. On this basis, the Directors estimate that the increases in the long term sales value of natural gas and liquefied natural gas will be approximately 34.6%, 46.9% and 23.1% in 2008, 2009 and 2010 respectively. Taking into account the aforesaid factors, the Proposed Caps for the long term sales of natural gas and liquefied natural gas are as follows:

	Financial year ending 31 December
	2008	2009	2010
	RMB million	RMB million	RMB million

Proposed Caps for the long term sales of natural gas and liquefied natural gas	4,844	7,118	8,763
Approximate increase as compared to the annual cap of previous year (%)	34.6%	46.9%	23.1%

Having considered the basis on which the Proposed Caps were determined as described above, we are of the view that the Proposed Caps are fair and reasonable.

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4.           Conditions of the Non-exempt Continuing Connected Transactions

In compliance with the Listing Rules, the conduct of the Non-exempt Continuing Connected Transactions is subject to a number of conditions which include, among other things:

(i)	the Proposed Caps for each of the three financial years ending 31 December 2008, 2009 and 2010 will not be exceeded;

(ii)
the independent non-executive Directors must, in accordance with Rule 14A.37 of the Listing Rules, review annually the Non-exempt Continuing Connected Transactions and confirm in the Company’s annual report and accounts that the Non-exempt Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Company; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(iii)
the auditors of the Company will, in accordance with Rule 14A.38 of the Listing Rules, review annually the Non-exempt Continuing Connected Transactions and they will confirm in a letter to the Directors (a copy of which letter will be provided to the Stock Exchange at least ten business days prior to the bulk printing of the annual report of the Company) whether the Non-exempt Continuing Connected Transactions:

	(a)	have received the approval of the Board;

	(b)	are in accordance with the pricing principles of the Group;

	(c)	have been entered into in accordance with the Comprehensive Framework Agreements governing the Non-exempt Continuing Connected Transactions; and

	(d)	have not exceeded the relevant Proposed Caps;

(iv)
the Company shall promptly notify the Stock Exchange and publish an announcement in the newspapers if it knows or has reason to believe that the independent non-executive Directors and/or the auditors will not be able to confirm the matters set out in points (ii) and/or (iii) above respectively;

(v)
the Company will allow, and procure that CNOOC and/or its Associates will allow, the auditors of the Company sufficient access to the relevant records of the Non-exempt Continuing Connected Transactions for the purpose of the auditors’ review as referred to in point (iii) above. The Board must state in the annual report whether its auditors have confirmed the matters stated in Rule 14A.38 of the Listing Rules; and

(vi)
the Company will comply with the applicable provisions of the Listing Rules governing connected transactions in the event that the total amount of the Non-exempt Continuing Connected Transactions exceeds the Proposed Caps, or that there is any material amendment to the terms of the Comprehensive Framework Agreements.

In light of the conditions attached to the Non-exempt Continuing Connected Transactions, in particular, (i) the restriction of the value of the Non-exempt Continuing Connected Transactions by way of the Proposed Caps; (ii) the ongoing review by the independent non-executive Directors and auditors of the Company regarding the terms of the Non-exempt Continuing Connected Transactions; and (iii) the continuing review by the auditors of the Company confirming the Proposed Caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Non-exempt Continuing Connected Transactions and safeguard the interests of the Independent Shareholders.

5.	Duration of agreements regarding the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas

(i)           Reasons for the duration of agreements exceeding three years

We have discussed with the Directors the rationale for the duration of the agreements regarding the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas.

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(a)           Leases of FPSO vessels

The Group currently leases two FPSO vessels for its offshore oil fields due to the advantages discussed under the paragraph headed “FPSO vessel leases” above. The Company’s policy is to focus its capital resources on exploration, development and production activities. Accordingly, ancillary assets such as the FPSO vessels, are given a lower priority in the Group’s allocation of assets. Due to the significant capital cost involved in building FPSO vessels and the fact that, unlike say an oil field, a FPSO vessel is not a critical asset to own, the Company leases two FPSO vessels with a term of 10 years from COBGL, an Associate of CNOOC. One of the FPSO vessel leases can be renewed for another 10 years after the initial term of 10 years at the sole discretion of the Company. As confirmed by the Directors, the Company has not yet decided whether or not to extend the lease beyond the initial term of 10 years.

The duration of the FPSO vessel leases was determined based on the expected term of oil production. The FPSO vessels are currently used by the Group for its offshore oil production for processing, storage and offloading of crude oil, in conjunction with the offshore oil platforms of the Group. In view of the substantial capital needed to build FPSO vessels, COBGL required the security of a long term lease. From the Group’s point of view, such arrangements are in the Group’s favour as they enable the Group to equip itself with the FPSO vessels throughout the expected term of production of its oil fields without committing its own capital upfront. It is also cost-effective for the Group to have a long-term lease because rental charges for long-term leases can usually be negotiated at a lower rate compared to short-term leases. For these reasons, the terms were fixed for a period exceeding three years. We consider that these long term lease arrangements are necessary for the Group to underpin its long-term business development. Due to future expansion of the business of the Group, the Directors expect that the Group may enter into other FPSO vessel leases with CNOOC and/or its Associates from time to time and the lease term may exceed three years for the reasons discussed above. Pursuant to the relevant Comprehensive Framework Agreements, if the Independent Shareholders do not approve the annual caps for the FPSO vessel leases after 31 December 2010, the FPSO vessel leases will be terminated. We consider that the Independent Shareholders’ interests are protected by this mechanism.

(b)           Long term sales of natural gas and liquefied natural gas

We are advised by the Directors that huge capital resources are required to develop a gas field as a result of heavy capital expenditures to construct the gas field platforms and long-distance pipelines. In order to ensure the return on the investment, the Group will identify its target customers and sign long term supply agreements/sales contracts with them during the development phase of the gas field. It is the Group’s practice to make reference to the estimated reserves and production profile of the relevant gas fields to determine the term of supply agreements/sales contracts. The Directors expect the Group to enter into supply agreements/sales contracts with CNOOC and/or its Associates for a term of 15 years to 20 years for sales of natural gas and a term around 25 years for sales of liquefied natural gas. Given the substantial capital investment in the gas field, the Directors consider and we concur that it is in the interests of the Group to secure CNOOC and/or its Associates as an “anchor” customer, matching the estimated gas reserve of the gas field. Shortening the period of the term of the supply agreements/sales contracts to three years may leave the Group significantly exposed to the risk of a shortfall in customer demand. Accordingly, we are of the view that a period longer than three years is required for the Group to lock-in the return on the gas field investment. Pursuant to the relevant Comprehensive Framework Agreements, if the Company fails to obtain the Independent Shareholders’ approval regarding the annual caps for the long term sales of natural gas and liquefied natural gas after 31 December 2010, the supply agreements/sales contracts will be terminated. We consider that the Independent Shareholders’ interests are protected by this mechanism.

(ii)           Third party agreements

We have researched publicly available information regarding a number of FPSO vessel leases and supply of natural gas products which involve contracts with terms in excess of three years.

SBM Offshore N.V. (“SBM Offshore”), a company listed on the stock exchange of Amsterdam, is a multinational group selling systems and services (including engineering, supply and offshore installation of floating facilities for the production, storage and export of crude oil and gas) to the oil and gas industry. SBM Offshore recorded audited consolidated revenue and net profit attributable to its shareholders of approximately US$1,989.7 million and US$216.3 million for the year ended 31 December 2006 respectively. SBM Offshore leases and operates FPSO vessels. It is stated on its website that the lease period of twenty FPSO vessels ranges from 2 years to 15 years. Seventeen of them have a lease term of 5 years or more. Of these seventeen leases, five can be extended from 1.5 years to 5 years.

BW Offshore Limited (“BW Offshore”) is a company listed on the Oslo Stock Exchange and engaged in

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

development and operation of oil and gas FPSO vessels. For the year ended 31 December 2006, BW Offshore generated audited consolidated revenue and net profit of approximately US$450.8 million and US$4.5 million respectively. We note from its interim report for the six months ended 30 June 2007 that BW Offshore leases two FPSO vessels with a term of 4 years, one FPSO vessel with a term of 7 years and another FPSO vessel with a term of 15 years.

It is noted from the interim report of PetroChina for the six months ended 30 June 2007 that PetroChina entered into long term take-or-pay natural gas supply contracts under which the customers are required to take or pay and PetroChina group is obligated to deliver minimum quantities of natural gas annually. As at 31 December 2006 and 30 June 2007, the future minimum delivery commitments under contracts were approximately 15,060 billion of cubic feet (approximately 83.1% of which would be delivered after 2009) and 14,702 billion of cubic feet (approximately 78.3% of which would be delivered after 2010) respectively.

We have identified certain long term supply contracts for liquefied natural gas with term of 20 years or longer. Relevant details are set out below:

Parties	Term of agreement	Details of the transactions

(a) Sakhalin Energy Investment Company Ltd. (“Sakhalin Energy”); and Osaka Gas Date of agreement: 8 February 2007	Over 20 years	Sakhalin Energy signed a binding heads of agreement with Osaka Gas for the supply of approximately 0.2 million tonnes of liquefied natural gas per annum to Japan for over 20 years.

(b) Shell Eastern LNG (“Shell”); and PetroChina International Company Limited (“PetroChina International”) Date of media release: 4 September 2007	20 years
Shell concluded a binding heads of agreement with PetroChina International for the supply of liquefied natural gas with the primary source being the Gorgon project in Western Australia.

The heads of agreement set out key terms of the transaction and provided for Shell and PetroChina International to conclude and execute a detailed sale and purchase agreement before December 2008 for the supply of one million tonnes per annum of liquefied natural gas to PetroChina International for a term of 20 years.

Sources: the website of Royal Dutch Shell plc

The above arrangements made by Sakhalin and Shell cover a term of 20 years or more. The terms of supply of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates are 15 years to 20 years and around 25 years respectively, which is not longer (in the case of natural gas) or not considerably longer (in the case of liquefied natural gas) than the minimum term of 20 years for the above third party arrangements of Sakhalin and Shell.

In light of the above, we are of the opinion that the duration of the agreements regarding the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas of the Group for such longer term is in line with normal business practice for contracts of this type.

Discussion and analysis

The Shares were listed on the Stock Exchange in February 2001. Prior to the Reorganisation to facilitate the listing, the Company’s businesses were substantially integrated with those of CNOOC Group. Following the Reorganisation, the businesses, assets and contractual arrangements were separated as far as possible, but inevitably some connections remained. We consider this is the normal situation when a relatively integrated business is spun-off from its parent.

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There are transactions among members of the Group and CNOOC Group, which are common where each group subsidiary has its own business specialisation. This is also the case for PetroChina and Sinopec. The Directors consider that if the Group chooses to conduct exploration, development, production and support services on its own instead of from CNOOC and/or its Associates, the Group will have to commit a substantial amount of capital which could otherwise be better utilized in its core exploration and production businesses. It will also incur additional staff overheads and various other costs which would adversely affect its financial results.

Based on the quotations received by the Group, the terms offered by international service providers for the aforesaid services and the FPSO vessel leases are generally less competitive than the terms offered by CNOOC and/or its Associates. Therefore, the provision of services and the lease of FPSO vessels between the Group and CNOOC Group cannot be easily or efficiently eliminated.

Based on our discussions with the Directors, both the supply and usage of petroleum and natural gas products in the PRC are dominated by CNPC, China Petrochemical Corporation and CNOOC, being the three largest oil and gas companies in the PRC. Given that the local market prices for petroleum and natural gas products are generally competitive with international prices after taking into account the associated costs for export such as tariff and overseas transportation costs, the Group has sold most of its petroleum and natural gas products within the PRC. As a result, the Group has historically supplied petroleum and natural gas products to CNOOC and/or its Associates, as well as to CNPC, China Petrochemical Corporation and/or their respective Associates. These factors result in the Non-exempt Continuing Connected Transactions of the types summarised above. We consider a fair and reasonable basis for pricing and other terms has been established under the Comprehensive Framework Agreements, as discussed above. Whilst the approval of the Proposed Caps gives the Company the flexibility to use its parent’s services, the Company is not committed to do so, nor does the approval obviate the need for a competitive bidding process to be carried out, as outlined above.

As explained above, exploration transactions with CNOOC and/or its Associates for the second half of 2005 and 2006 accounted for about two-thirds of the value for the respective full year. This is also projected to be the case for 2007. The Group primarily focuses on four areas, namely, Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea for its offshore China exploration. With high crude oil prices and recent new major discoveries in Bohai Bay and the South China Sea, the Group has accelerated its exploration activities in the second half of 2007. The Group has signed agreements with COSL for the provision of drilling services for offshore China exploration, in particular in Bohai Bay and the South China Sea, as the drilling vessels (being the major item of equipment required for drilling services) become available. Most of these services will be completed in the fourth quarter of 2007 and invoiced in December 2007. This is the main reason for the need for a substantial revision of the cap for the provision of exploration and support services in respect of 2007 to RMB3,500 million.

The Proposed Caps have been established for the Non-exempt Continuing Connected Transactions. We consider the transactions themselves will be conducted on normal commercial terms and to enhance the development of the Group. We concur with the Directors that the Proposed Caps, which are in our opinion based on well-supported projections with a reasonable buffer, allow the Group a degree of flexibility in managing its businesses.

Where the terms of the agreements for the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas are longer than three years, we consider these terms are in line with the terms of comparable transactions we have researched. A period longer than three years is required for the sales of natural gas and liquefied natural gas so as to lock in the Group’s return on its substantial capital investment in the gas fields. A longer term is also necessary for the FPSO vessel leases to match the services of the FPSO vessels with the expected life of the Group’s oil fields, together with the financial advantages mentioned above.

OPINION

Having taken into account the above principal factors, we consider that the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and the terms of the Comprehensive Framework Agreements with CNOOC and/or its Associates in relation to the Non-exempt Continuing Connected Transactions are on normal commercial terms. We also consider that the Revised Cap, the Proposed Caps and the terms of the Comprehensive Framework Agreements with CNOOC and/or its Associates in relation to the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given that (i) the Group wishes to use the services of the FPSO vessels throughout the expected term of production of its oil fields; (ii) COBGL requires the security of a long-term lease for its considerable capital commitments to build and construct the FPSO vessels; and (iii) it is cost-effective for the Group to have a long-term lease because rental charges for long-term leases can usually be negotiated at a lower rate compared to short-term leases, we are of the opinion that it is necessary from a commercial point of view for the FPSO vessel leases to be of a longer period than three years. In view of substantial capital investment in the gas fields, we concur with the Directors’ view that a longer period is required for the long term sales of natural gas and liquefied natural gas to lock in the Group’s return on the gas field investment.

Based on our research into other FPSO vessel leases and long term sales of natural gas and liquefied natural gas summarised above, we consider that it is normal business practice for agreements of a similar nature to the agreements with CNOOC and/or its Associates to be of such duration.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Revised Cap, the Non-exempt Continuing Connected Transactions and the Proposed Caps.

Yours faithfully, for and on behalf of SOMERLEY LIMITED M. N. Sabine Chairman

APPENDIX	GENERAL INFORMATION

1.           RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2.           DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange were as follows:

Interests in share options granted by the Company

Name of grantee	Date of grant	Exercise price	Underlying shares granted pursuant to options
		(HK$)

Fu Chengyu	12 March 2001	1.19	1,750,000
	27 August 2001	1.232	1,750,000
	24 February 2003	2.108	1,150,000
	5 February 2004	3.152	2,500,000
	31 August 2005	5.62	3,500,000
	14 June 2006	5.56	3,850,000
	25 May 2007	7.29	4,041,000

Luo Han	12 March 2001	1.19	1,400,000
	27 August 2001	1.232	1,150,000
	24 February 2003	2.108	1,150,000
	5 February 2004	3.152	1,150,000
	31 August 2005	5.62	1,610,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000

Zhou Shouwei	12 March 2001	1.19	1,400,000
	27 August 2001	1.232	1,750,000
	24 February 2003	2.108	1,750,000
	5 February 2004	3.152	1,750,000
	31 August 2005	5.62	2,450,000
	14 June 2006	5.56	2,700,000
	25 May 2007	7.29	2,835,000

Cao Xinghe	31 August 2005	5.62	800,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000

Wu Zhenfang	31 August 2005	5.62	800,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000

Wu Guangqi	31 Aug 2005	5.62	1,610,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000

APPENDIX	GENERAL INFORMATION

Yang Hua	12 March 2001	1.19	1,150,000
	27 August 2001	1.232	1,150,000
	24 February 2003	2.108	1,150,000
	5 February 2004	3.152	1,150,000
	31 August 2005	5.62	1,610,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000

Chiu Sung Hong	5 February 2004	3.152	1,150,000

Evert Henkes	5 February 2004	3.152	1,150,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange.

3.           SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of substantial shareholder of the Company	Ordinary shares held	Approximate percentage of the total issued shares

CNOOC (BVI)	28,772,727,268	65.08%
OOGC	28,772,727,273	65.08%
CNOOC	28,772,727,273	65.08%

Note:	CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.           PROFESSIONAL QUALIFICATIONS AND CONSENTS

The following are the qualifications of the experts who have given their opinions or advices which are contained in this Circular:

Names	Qualifications

Somerley Limited
A corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

Sallmanns (Far East) Limited	Independent property valuer

APPENDIX	GENERAL INFORMATION

(a)
As at the Latest Practicable Date, none of Somerley and Sallmanns (Far East) Limited had any beneficial interest in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which had been, since 31 December 2006, being the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b)
Somerley and Sallmanns (Far East) Limited have given and have not withdrawn their respective written consent to the issue of this Circular with inclusion of their opinions and letters, as the case may be, and the reference to their names included herein in the form and context in which they respectively appear.

5.           LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Company.

6.           MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2006, being the date of the latest published audited financial statement of the Company.

7.           SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

8.           INTERESTS OF DIRECTORS

(a)
The Directors are not aware that any Director had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant to the business of the Group taken as a whole.

(c)
Since 31 December 2006, being the date of the latest published audited consolidated accounts of the Company, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

9.           PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69(a) of the Articles of Association, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a)	the Chairman of such meeting; or

(b)	at least three members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the meeting; or

(c)
any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

APPENDIX	GENERAL INFORMATION

(d)
any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

10.           GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(b)	The Company’s registrar is Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The Company Secretary of the Company is Kang Xin.

(d)	The Qualified Accountant of the Company is Li Feilong.

(e)	The English texts of this Circular and the accompanying form of proxy shall prevail over the Chinese texts.

11.           DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Herbert Smith at 23rd Floor, Gloucester Tower, 15 Queen’s Road Central, Hong Kong, from the date of this Circular up to and including 30 November 2007:

(a)	the Articles of Association;

(b)	the Comprehensive Framework Agreements entered into between the Company and each of CNOOC, COSL, BlueChemical and CNOOC Engineering;

(c)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 30 of this Circular;

(d)	the letter issued by Somerley, the text of which is set out on pages 31 to 57 of this Circular;

(e)	the letter issued by Sallmanns (Far East) Limited confirming certain matters set forth out in the Letter from the Board referred to on page 16 of this Circular; and

(f)	the written consents of Somerley and Sallmanns (Far East) Limited referred to in paragraph 4 of this appendix.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong on 6 December 2007 at 2 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1.
“THAT the Revised Cap for the “Provision of exploration and support services” category of continuing connected transactions, as described in the circular of the Company dated 13 November 2007 (the “Circular”), be and is hereby approved, ratified and confirmed.”

2.
“THAT the Non-exempt Continuing Connected Transactions as described in the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

3.	“THAT the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 13 November 2007

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Notes:

1.
The register of members of the Company will be closed from 3 December 2007 to 6 December 2007 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the EGM, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company´s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen´s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 30 November 2007.

2.	A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3.
To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority, must be completed and returned to the

Company´s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong, not less than 48 hours before the time for holding the EGM or any adjournment thereof.

4.
A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5.
Where there are joint registered holders of any Share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

6.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 4 of the Circular of the Company dated 13 November 2007.